Exhibit 99.1

Exhibit No.	Exhibit

99.1

Copies of the disclosure letters that PLDT Inc. (the “Company”) filed on March 6, 2024 with the Philippine Stock Exchange, the Philippine Securities and Exchange Commission, and the Philippine Dealing and Exchange Corporation in connection the press release entitled “PLDT Secures Its First-ever Green Loan for Fiber Upgrade and Expansion.”

March 6, 2024

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Ms. Alexandra D. Tom Wong

Officer-in-Charge-Disclosure Department

Securities & Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Department

Philippine Dealing & Exchange Corporation

29th Floor, BDO Equitable Tower

8751 Paseo de Roxas, Makati City 1226

Attention: Mr. Antonino A. Nakpil

President and Chief Executive Officer

Gentlemen:

In compliance with the PSE’s Revised Disclosure Rules, we submit herewith a press release entitled “PLDT Secures Its First-ever Green Loan for Fiber Upgrade and Expansion.”

This submission shall also serve as our compliance with Section 17.1 of the Securities Regulation Code regarding the filing of reports on significant developments.

Very truly yours,

/s/Mark David P.Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,387 As of February 29, 2024	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254
Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
March 6, 2024

Date of Report (Date of earliest event reported)

2.
SEC Identification Number PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 82500254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11. Item 9 (Other events)

Attached herewith is a press release entitled “PLDT Secures Its First-ever Green Loan for Fiber Upgrade and Expansion.”

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT INC.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

March 6, 2024

PLDT pressrelease

PLDT Secures Its First-ever Green Loan

for Fiber Upgrade and Expansion

MANILA, 6th March 2024 - The Philippines’ leading integrated telecommunications network PLDT Inc. (PLDT) (PSE: TEL) (NYSE: PHI) secured a ₱1.0bn Green Loan facility from HSBC Philippines (HSBC) to partially fund the ongoing nationwide modernization and expansion of its fiber network supporting internet delivery platforms such as fiber fixed broadband, mobile data services, and carrier-grade WiFi.

This is HSBC’s first green loan facility to a Philippine-based telecom company.

The intended use of loan proceeds aligns with the Green Loan Principles, specifically on achieving energy efficiency. Studies show that compared with previous technologies, fiber cables generate less heat and no longer require cooling systems, thus, very minimal energy is lost to the environment.

The upgrade of the network to fiber and the resultant efficient operations support the PLDT Group decarbonization roadmap that aims to reduce its Scope 1 and Scope 2 greenhouse gas emissions by 40% by 2030, coming from a 2019 baseline. To support this ambitious target, the group is actively exploring integration of renewables, green technologies, and various energy optimization initiatives.

Danny Yu, Chief Financial Officer and Chief Risk Management Officer, PLDT Inc. said, “The availability of sustainable financing facilities will help PLDT’s commitment to ensuring long-term profitability by doing business responsibly. We are pleased to start this journey with HSBC and anticipate further expanding our sustainable financing portfolio with other sustainability projects.”

“PLDT’s first-ever Green Loan facility is affirmation that our efforts to pursue the twin-goals of energy efficiency and reduced carbon emissions are appreciated and supported by the financial community. We are thankful to HSBC for helping PLDT carry out our commitment of stewardship of the planet for the next generation,” said Chief Sustainability Officer, Melissa Vergel De Dios.

As of end-December 2023, the company has over 1.1 million cable kilometers of fiber infrastructure, consisting of over 0.2 million cable kilometers of international fiber and over 0.9 million cable kilometers of domestic fiber; further narrowing the digital divide; and enabling a fast and reliable internet experience for its customers.

The Bangko Sentral ng Pilipinas has expressed its intention to vigorously promote the adoption of sustainable finance principles within the domestic banking system as part of its advocacy against environmental degradation as established at the 26th United Nations Climate Change Conference of Parties (COP26).

X X X

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and opportunities that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Melissa V. Vergel de Dios
pldt_ir_center@pldt.com.ph

About PLDT

PLDT is the Philippines’ largest integrated telco company. Through its principal business groups – from fixed line to wireless – PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine-listed companies.

Further information can be obtained by visiting www.pldt.com

About The Hongkong and Shanghai Banking Corporation Limited

The Hongkong and Shanghai Banking Corporation Limited is the founding member of the HSBC Group. HSBC serves customers worldwide from offices in 62 countries and territories. With assets of US$3,039bn at 31 December 2023, HSBC is one of the world’s largest banking and financial services organisations.

HSBC in the Philippines

HSBC has been operating in the Philippines for close to 150 years. It serves its customers through three global businesses: Wholesale Banking, Global Banking and Markets, and Wealth and Personal Banking. The Bank has a network of 6-strong branches located in Metro Manila, Cebu and Davao, and a Global Service Centre servicing local and international HSBC markets. https://www.hsbc.com.ph/

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.
By	:	/s/Mark David P. Martinez
Name	:	Mark David P. Martinez
Title	:	Assistant Corporate Secretary

Date : March 6, 2024